Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Special Meetings of shareholders of the Portfolios were held on February 20, 2002 to vote on

     1. Approval of a new Investment Management Agreement between each Portfolio and ING Investments, LLC

               ING VP Ascent Portfolio (For: 7,720,511; Against: 59,818)
               ING VP Crossroads Portfolio (For: 7,298,381; Against: 171,777) ING VP Legacy Portfolio (For: 5,892,887; Against: 139,916)

     2. Approval of new Sub-Advisory Agreements between ING Investments, LLC and Aeltus Investment Management, Inc.

               ING VP Ascent Portfolio (For: 7,684,470; Against: 88,891)
               ING VP Crossroads Portfolio (For: 7,281,096; Against: 133,404) ING VP Legacy Portfolio (For: 5,883,454; Against: 155,731)

     3.   Approval of Amended and Restated Articles of Incorporation

               All Portfolios (For: 20,767,460; Against: 531,127)